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[LOGO]                                                                    682108
                                                                   PRESS RELEASE

RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders (AGM) of AEGON N.V. was held today at the company head office in The Hague. The following decisions were taken by the shareholders:

Annual accounts

The AGM has adopted the annual accounts for the financial year 2003 and the members of the Executive Board and the Supervisory Board were released from liability for their duties.

Final dividend 2003

The total dividend for the fiscal year 2003 was fixed at EUR 0.40 per common share of EUR 0.12 par value. After taking into account the interim dividend of EUR 0.20, the final dividend amounts to EUR 0.20 per common share and will be paid entirely in cash or entirely in stock, at the election of the shareholder. The value of the final dividend in stock will be approximately 5% higher than the value of the final dividend in cash. The stock fraction for the share dividend will be based upon the average price of the AEGON share on the Euronext Amsterdam Stock Exchange for the five trading days from May 4, 2004 up to and including May 10, 2004. The final dividend will be payable as of May 18, 2004.

Future annual reports in English

It is resolved that the official version of the annual report for 2004 and subsequent years will be drawn up in the English language. A translation in the Dutch language will be available.

Adoption of the remuneration policy of the Executive Board

The remuneration policy of the Executive Board for the years 2004 through 2006 has been adopted.

Supervisory Board changes in composition

Mrs. T. Rembe and Mr. O.J. Olcay have been re-appointed as a member of the Supervisory Board for a term of four years as of April 22, 2004.

Mr. R. Dahan, Mr. I.W. Bailey, II, and Mr. P. Voser have been appointed as a member of the Supervisory Board for a term of four years as of April 22, 2004.

Mrs. K.M.H. Peijs stepped down from the Supervisory Board on May 20, 2003, following her appointment as the Minister for Transport and Water Management in the Netherlands.

Mr. F.J. de Wit has stepped down as a member of the Supervisory Board in compliance with the Dutch Corporate Governance Code as of April 22, 2004.

Mr. H. de Ruiter has stepped down as a member of the Supervisory Board per the same date, because of reaching the statutory age of retirement in 2004.

The Hague, April 22, 2004

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Inquiries:
AEGON N.V.
Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors                                 +31 (0)70 344 83 05
Media                                                +31 (0)70 344 83 44
Email                                                gca-ir@aegon.nl


Baltimore, the United States

Analysts & Investors                                 +1 410 576 45 77
Media                                                +1 410 576 45 42
Email                                                ir@aegonusa.com


High resolution visual material taken at the Annual General Meeting of Shareholders is available on the homepage of AEGON's corporate website (www.AEGON.com)

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